Good morning ladies and gentlemen and welcome to the 18th Annual General Meeting of Orbital Corporation Limited My name is Don Bourke and I will be chairing today's meeting.

We have a quorum of shareholders present, so I am pleased to declare the meeting open.

With me today are my fellow non-executive Directors, Grahame Young and John Marshall, and Managing Director and Chief Executive Officer Dr Rod Houston Also present is Mr Keith Halliwell our Chief Financial Officer and Company Secretary.

In addition, we have with us today Denise McComish, representing our auditors, KPMG.

I will start proceedings this morning by giving you a brief overview of Orbital's year, including a financial overview and strategic milestones Rod Houston will then follow up with a more detailed review of the 2006 financial year after which we will conduct the formal business of the meeting. We will then take questions from the floor.

(Slide - Profit &loss account)

Following a loss of $1.4 million recorded in the first half of the 2006 year, I am pleased to report that the Company has enjoyed a turnaround in the 2nd half and has been able to achieve a profit of $0.5 million in the full year. This is a $2.2 million improvement compared to the full year loss of $1.7 million in 2005.

The turnaround achieved in the 2nd half year was a result of an increase in engineering activity, reduced overheads and the typical improvement in royalties and Synerject profit as our customers build product for the northern hemisphere summer.

As explained at last years AGM, Orbital's engineering business has switched from traditional automotive customers to the emerging markets in China and India. In addition Orbital has refocussed on product development opportunities with customers wishing to introduce Orbital's DI technology. That transition resulted in a shortfall in project revenue evident in 2005 and the 1st half of 2006; however it is pleasing to see that the change in focus is now complete and there is a steady provision of engineering work and an order book in excess of $8m as we started the new financial year We anticipate further opportunities for engineering revenue in the topical gaseous applications including LPG and CNG DI applications.

Licensing and royalty revenue increased 8% year on year. Royalties earned in the European scooter market are still under pressure due to lenient emissions regulations however the marine sector has more than compensated with unit volumes up by 20% in 2006. Both Mercury Marine and Tohatsu introduced new product during the year and 2 stroke engines in the marine sector are enjoying renewed support. Bajaj have released their DI autorickshaw pilot vehicles and subject to feedback from these tests, plan full production launch early in 2007.

As noted last year Orbital targeted cost savings of $1 million per annum and it is pleasing to report that we have achieved approximately $1.5 million (annualised) which have benefited the 2006 result and will have benefits going forward.

Synerject have had a good year! Revenue increased by 37% to A$77 million and Orbital's equity accounted share of Synerject's result increased by 41% to $4.1 million. The increase in revenue was partly underlying organic growth in Synerject's traditional customer base but also includes revenue from the Delavan acquisition effective from the beginning of March. The Delavan plant, which manufactures engine management modules for Johnson and Evinrude outboard engines, is meeting our expectations, and while not contributing significantly to the bottom line last financial year is expected to perform strongly in the 2007 financial year. Synerject's next growth opportunity will be centred around the manufacture and sale of a newly developed electronic control unit with applications primarily in the Chinese market but also opportunities in Europe. Synerject are presently establishing the manufacturing base in China with planned production in January 2007 for its first Chinese customer.

To support this growth Synerject has negotiated new long term independent banking arrangements. These finance arrangements which were put in place in June 2006 do not require support by parent company guarantees demonstrating the maturity and financial stability of this joint venture.

Outlook

Synerject will benefit from the ownership of the Delavan plant for the full year and will continue to introduce operating and cost efficiencies throughout the 2007 financial year. We are confident that this will prove to be a valuable investment. Synerject's results in 2007 will however be impacted by the investment in manufacturing facilities in China. This is an opportunity which will have significant long term financial returns and we believe that the short term investment cost will be more than justified.

The engineering order book underpins the engineering group running at near capacity and the cost reductions put in place last financial year will provide bottom line benefits. We anticipate royalty growth from Orbital's existing DI customers and the launch of the Bajaj DI autorickshaw will provide a step change in royalties in the 2nd half year.

Overall, your Board is confident that the turnaround demonstrated in the 2006 2nd half year will continue and Orbital will achieve an improved result in the 2007 financial year.

In the last 12 months Orbital has announced new customer licence arrangements covering gasoline, spark ignited heavy fuels and gaseous applications. This provides confidence in our technology and Orbital's long term prospects.

We believe that the global focus on fuel efficiency, alternative fuels and environmental concerns support our strategy. We look forward to the future working with a range of customers and technologies in what is becoming a truly global business.

Thank you.

Rod Houston will now address you...

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CHAIRMAN'S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

TUESDAY OCTOBER 24, 2006